SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 5



                         OIL-DRI CORPORATION OF AMERICA
                                (Name of Issuer)


                                  COMMON STOCK
                                and CLASS B STOCK
                     (IMMEDIATELY CONVERTIBLE INTO COMMON)
                         (Title of Class of Securities)


                                   677864 10 0
                                  ------------
                                 (CUSIP Number)


        MARYON GRAY, 410 N. MICHIGAN AVE., STE. 400, CHICAGO, IL 60611
                                 312-706-3245
                                 ------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)



                                OCTOBER 21, 2004
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                  (Continued on following page(s))

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Jaffee Investment Partnership, L.P.    36-4199570
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION Delaware,
     United States
------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF        1,000,000 Class B Shares
   SHARES
              ----------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING
PERSON WITH
              ----------------------------------------------
               9  SOLE DISPOSITIVE POWER
                   1,000,000 Class B Shares
              ----------------------------------------------
              10  SHARED DISPOSITIVE POWER
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
              1,000,000 Class B Shares
------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                         [ ]
------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
           68.9% of the Class B Shares and 0% of the
           Common Shares, together representing 53.9% of
           the voting power of Issuer's outstanding stock
           at October 22, 2004.  If beneficially owned
           Class B Shares were converted to Common Shares, total ownership would represent 19.8% of the Common Shares outstanding at October 22, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           PN
------------------------------------------------------------

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Richard M. Jaffee   ###-##-####
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
------------------------------------------------------------
                 7  SOLE VOTING POWER
   NUMBER OF         231,615 Class B Shares
    SHARES
                --------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
 OWNED BY EACH        93,814 Class B Shares
  REPORTING
 PERSON WITH
                --------------------------------------------
                 9  SOLE DISPOSITIVE POWER
                     231,615 Class B Shares
                --------------------------------------------
                10  SHARED DISPOSITIVE POWER
                         100 Class B Shares
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                325,429 Class B Shares
------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                         [X]
------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
           22.4% of the Class B Shares and 0% of the Common Shares, together representing 17.5% of the voting power of Issuer's outstanding stock at October 22, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 7.4% of the Common Shares outstanding at October 22, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Shirley H. Jaffee   ###-##-####
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION    United States
------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF        93,714 Class B Shares
   SHARES
              ----------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER
  OWNED BY             100 Class B Shares
    EACH
  REPORTING
 PERSON WITH
              ----------------------------------------------
               9  SOLE DISPOSITIVE POWER
                   93,714 Class B Shares
              ----------------------------------------------
               10  SHARED DISPOSITIVE POWER
                       100 Class B. Shares
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               93,814 Class B Shares
------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                        [X]
------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
           6.5% of the Class B Shares and 0% of the Common Shares, together representing 5.1% of the voting power of Issuer's outstanding stock at October 22, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 2.3% of the Common Shares outstanding at October 22, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Susan Jaffee Hardin   ###-##-####
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION   United States
------------------------------------------------------------
                7  SOLE VOTING POWER
  NUMBER OF         30,062 Class B Shares
    SHARES
               ---------------------------------------------
 BENEFICIALLY
OWNED BY EACH   8  SHARED VOTING POWER
  REPORTING         12,000 Class B Shares
 PERSON WITH        35,653 Common Shares
               ---------------------------------------------
                9  SOLE DISPOSITIVE POWER
                    30,062 Class B Shares
               ---------------------------------------------
               10  SHARED DISPOSITIVE POWER
                        100 Common Shares
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               42,062 Class B Shares
               35,653 Common Shares

------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                          [X]
------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
           2.9% of the Class B Shares and 0.9% of the
           Common Shares, together representing 2.4% of the voting power of Issuer's outstanding stock at October 22, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 1.9% of the Common Shares outstanding at October 22, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Karen Jaffee Cofsky   ###-##-####
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION    United States
------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF        36,616 Class B Shares
   SHARES              59 Common Shares
              ----------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER
 OWNED BY          65,301 Class B Shares
   EACH               410 Common Shares
 REPORTING
PERSON WITH
              ----------------------------------------------
               9  SOLE DISPOSITIVE POWER
                   36,616 Class B Shares
                       59 Common Shares
              ----------------------------------------------
              10  SHARED DISPOSITIVE POWER
                       301 Class B Shares
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
              101,917 Class B Shares
                  469 Common Shares
------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                        [X]
------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
           6.7% of the Class B Shares and 0% of the Common Shares, together representing 5.3% of the voting power of Issuer's outstanding stock at October 22, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 2.5% of the Common Shares outstanding at October 22, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Nancy E. Jaffee   ###-##-####
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION   United States
------------------------------------------------------------
                7  SOLE VOTING POWER
  NUMBER OF         28,931 Class B Shares
    SHARES               4 Common Shares
               ---------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
OWNED BY EACH           100 Class B Shares
  REPORTING
 PERSON WITH
               ---------------------------------------------
                9  SOLE DISPOSITIVE POWER
                    28,931 Class B Shares
                         4 Common Shares
               ---------------------------------------------
               10  SHARED DISPOSITIVE POWER
                        100 Class B Shares
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               29,031 Class B Shares
                    4 Common Shares
------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                        [X]
------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
           2.0% of the Class B Shares and 0.0% of the
           Common Shares, together representing 1.6% of the voting power of Issuer's outstanding stock at October 22, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 0.7% of the Common Shares outstanding at October 22, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Daniel S. Jaffee   ###-##-####
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION   United States
------------------------------------------------------------
                7  SOLE VOTING POWER
  NUMBER OF         231,085 Class B Shares
    SHARES            4,900 Common Shares
               ---------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
OWNED BY EACH       4,352 Class B Shares
  REPORTING           666 Common Shares
 PERSON WITH   ---------------------------------------------
                9  SOLE DISPOSITIVE POWER
                    231,085 Class B Shares
                      4,900 Common Shares
               ---------------------------------------------
               10  SHARED DISPOSITIVE POWER
                       100 Class B Shares
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               235,437 Class B Shares
                 5,566 Common Shares

------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                          [X]
------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
           14.3% of the Class B Shares and .1% of the
           Common Shares, together representing 11.5% of the voting power of Issuer'outstanding stock at October 22, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 5.6% of the Common Shares outstanding at October 22, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

           This statement relates to the Common Stock, par value $.10 per share (and the Class B Stock, par value $.10 per share immediately convertible into Common Stock) of Oil-Dri Corporation of America, a Delaware corporation ("Oil-Dri"). Oil-Dri's principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611.


ITEM 2.    IDENTITY AND BACKGROUND

(a)                  Name: Jaffee Investment Partnership, L.P. State of
                     Organization: Delaware Principal Business: Investment Address of Principal Business:
                          Oil-Dri Corporation of America
                          410 North Michigan Avenue
                          Suite 400
                          Chicago, Illinois 60611
                (d)  No
                (e)  No

                                    * * * * *

                (a) Richard M. Jaffee (b) Oil-Dri Corporation of America 410 North Michigan Avenue
                     Suite 400
                     Chicago, Illinois 60611
                (c)  Chairman of the Board
                     Oil-Dri Corporation of America
                     410 North Michigan Avenue
                     Suite 400
                     Chicago, Illinois 60611
                (d)  No
                (e)  No
                (f)  United States

                                    * * * * *

                (a) Shirley H. Jaffee (b) Oil-Dri Corporation of America 410 North Michigan Avenue
                     Suite 400
                     Chicago, Illinois 60611
                (c)  None
                (d)  No
                (e)  No
                (f)  United States

                                    * * * * *

                (a)  Susan Jaffee Hardin
                (b)  Oil-Dri Corporation of America
                     410 North Michigan Avenue
                     Suite 400
                     Chicago, Illinois 60611
                (c)  None
                (d)  No
                (e)  No
                (f)  United States
                                    * * * * *
                (a)  Karen Jaffee Cofsky
                (b)  Oil-Dri Corporation of America
                     410 North Michigan Avenue
                     Suite 400
                     Chicago, Illinois 60611
                (c)  Vice President of Human Resources
                     Oil-Dri Corporation of America
                     410 North Michigan Avenue
                     Suite 400
                     Chicago, Illinois  60611
                (d)  No
                (e)  No
                (f)  United States
                                    * * * * *
                (a)  Nancy E. Jaffee
                (b)  Oil-Dri Corporation of America
                     410 North Michigan Avenue
                     Suite 400
                     Chicago, Illinois 60611
                (c)  None
                (d)  No
                (e)  No
                (f)  United States
                                    * * * * *
                (a)  Daniel S. Jaffee
                (b)  Oil-Dri Corporation of America
                     410 North Michigan Avenue
                     Suite 400
                     Chicago, Illinois 60611
                (c)  President and CEO
                     Oil-Dri Corporation of America
                     410 North Michigan Avenue
                     Suite 400
                     Chicago, Illinois  60611
                (d)  No
                (e)  No
                (f)  United States

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                No purchase of securities of Oil-Dri Corporation of America ("Oil-Dri") was involved in the transaction which necessitated the filing of this Amendment No. 5 to Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION

                The purpose of the transaction initially requiring filing of this Schedule 13D (on January 21, 1998) was to form the Jaffee Investment Partnership, L.P., for estate planning purposes. This 13D was last previously amended by Amendment No. 4, filed on October 15, 2004.

                This Schedule 13D, since its initial filing, has also reported on the individual ownership of the partners of the Jaffee Investment Partnership, including Daniel S. Jaffee. The transaction which requires the filing of this Amendment No. 5 is the termination by Daniel S. Jaffee of a contract, dated October 15, 2004 and intended to satisfy the requirements of Securities and Exchange Commission Rule 10b5-1, for exercise of employee stock options and sale of the shares of Oil-Dri stock resulting from such exercise ("Rule 10b5-1 Sales Plan" or "Plan"). No transactions were made under the Plan.

                Thomas F. Cofsky has also entered into a Rule 10b5-1 Sales Plan for exercise of employee stock options and sale of the shares of Oil-Dri securities resulting from such exercise. Mr. Cofsky's spouse, Karen Jaffee Cofsky, a Reporting Person hereunder, shares with him beneficial ownership of shares covered by the Plan. Mr. Cofsky's Plan was disclosed in and attached as an Exhibit to Amendment No. 3 of this 13D.

                Except as indicated above, no person named in Item 2 has any present plans or proposals which relate to or would result in the acquisition by any person of securities of Oil-Dri or the dispositions of securities of Oil-Dri. No person named in Item 2 has any present plans or proposals which relate to or would result in (i) any extraordinary corporate transaction of Oil-Dri or its subsidiaries, (ii) a sale or transfer of a material amount of assets of Oil-Dri or its subsidiaries, (iii) any change in the board of directors or management of Oil-Dri, (iv) any material change in Oil-Dri's present capitalization, dividend policy, business or corporate structure, (v) any change to Oil-Dri's charter or bylaws or other actions that may impede the acquisition of control of Oil-Dri by any person, (vi) causing Oil-Dri Common Stock to cease to be listed on the New York Stock Exchange, or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Securities Exchange Act of 1934, or (vii) any action similar to those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) Aggregate Number and Percentage of Class Beneficially owned

                The aggregate number and percentage of Class B shares (outstanding at October 22, 2004) beneficially owned by each person named in Item 2 and the aggregate number and percentage of Common Shares (outstanding at October 22, 2004) beneficially owned by each such person is shown below. In addition the percentage of Common Shares which would be beneficially owned by each such person, if his or her Class B shares were converted to Common Shares, is also shown.

                The percentage of total voting power of all shares beneficially owned by each person is also shown. Note that Class B shares are entitled to 10 votes per share.

 ==============================================================================
 Name        # of                      % of    # of                   % of
             Class B   Detail of       Class   Common   Detail of     Common
 % of        Shares    Class B Share     B     Shares   Common Share  Shares
 Voting                Ownership       Shares           Ownership
 Power                                                                % of
                                                                      Common
                                                                      Shares
                                                                      if Class
                                                                      B Shares
                                                                      Owned
                                                                      Converted
                                                                      to Common
 ------------------------------------------------------------------------------
 Jaffee      1,000,000                  68.9%      0                        0%
 Investment                                                             -------
 Partnership,                                                            19.8%
 LP

 Voting
 Power
    53.9%
 ------------------------------------------------------------------------------

 Richard M.    325,429  231,615 shares  22.4%      0                        0%
 Jaffee                 held by
                        Richard M.                                      -------
 Voting                 Jaffee as                                         7.4%
 Power                  Trustee under
 17.5%                  the Richard M.
                        Jaffee
                        Revocable
                        Trust of
                        6/21/74.

                        100 shares
                        held in joint
                        tenancy with
                        spouse.

                        93,714 shares
                        held by
                        spouse,
                        Shirley H.
                        Jaffee, as
                        trustee under
                        the Shirley H.
                        Jaffee
                        Declaration of
                        Trust of
                        7/12/93.
                        Mrs. Jaffee
                        has voted
                        these shares
                        consistent
                        with Mr.
                        Jaffee's
                        voting.
 ==============================================================================

 ==============================================================================
 Shirley H.     93,814  93,714 shares   6.5%       0                        0%
 Jaffee                 held by
                                                                      --------
                        Shirley H.                                        2.3%
 Voting                 Jaffee, as
 Power                  trustee under
  5.1%.                 the Shirley H.
                        Jaffee
                        Declaration
                        of Trust of
                        7/12/93.

                        100 shares
                        held in joint
                        tenancy with
                        spouse.

  ------------------------------------------------------------------------------
 Susan          42,062 27,062 shares    2.9%  35,653   100 shares          .9%
 Jaffee                held directly.                  held in joint
                                                       tenancy with     --------
                                                       spouse.            1.9%
 Hardin                3,000 shares
 Voting                held as
 Power                 trustee for                     35,553 shares
  2.4%                 minor children.                 held by
                                                       spouse,
                       12,000 shares                   Richard V.
                       are in the                      Hardin, as
                       form of                         trustee under
                       employee stock                  the Richard V.
                       options                         Hardin
                       exercisable by                  Declaration of
                       spouse,                         Trust dated
                       Richard V.                      2/24/2003. (2)
                       Hardin, within
                       60 days of the
                       date of this
                       filing. (1)                      Mr. Hardin has
                                                       voted his
                       Mr. Hardin has                  shares
                       voted his                       consistent
                       shares                          with Ms.
                       consistent                      Hardin's
                       with Ms.                        voting.
                       Hardin's
                       voting.
 ------------------------------------------------------------------------------

 Karen         101,917 22,366 shares    6.7%   469    59 shares held         0%
 Jaffee                held directly.                 directly.
 Cofsky                                                                    2.5%
                       7,500 shares
 Voting                held as                       Mr. Cofsky has
 Power                 trustee for                   voted his
  5.3%                 minor children.               shares
                                                     consistent
                       301 shares                    with Mrs.
                       held in joint                 Cofsky's
                       tenancy with                  voting.
                       spouse.

                       6,750 shares are
                       in the form of
                       employee stock
                       options
                       exercisable
                       within 60 days
                       of the date of
                       this filing.

                       65,000 shares are
                       in the form of
                       employee stock
                       options
                       exercisable by
                       spouse, Thomas F.
                       Cofsky, within 60
                       days of the date
                       of this filing.

                       Mr. Cofsky has
                       voted his shares
                       consistent with Mrs.
                       Cofsky's voting.
 ==============================================================================
 Nancy E.       29,031 22,931 shares     2.0%      4   Held directly.       0%
 Jaffee                held directly.

 Voting                6,000 shares                                        .7%
 Power                 held as
  1.6%                 trustee for
                       minor children.

                       100 shares
                       held in joint
                       tenancy with
                       spouse.
-------------------------------------------------------------------------------
Daniel S.      235,437 26,866 shares    14.3%  5,566   4,900 shares        .1%
Jaffee                 held directly.                  held directly.

Voting Power           100 shares                    666 shares           5.6%
 11.5%                 held in joint                 held by
                       tenancy with                  spouse, Heidi
                       spouse.                       M. Jaffee.

                       2 shares held
                       by spouse,                    Mrs. Jaffee
                       Heidi M.                      has voted her
                       Jaffee.                       shares
                                                     consistent
                       4,500 shares                  with Mr.
                       held as                       Jaffee's
                       trustee for                   voting.
                       minor children.

                       1,117 shares
                       held as
                       trustee of the
                       Shirley H.
                       Jaffee 1993
                       Annuity Trust
                       dated 5/17/93.

                       1,102 shares
                       held as
                       trustee of the
                       Richard M.
                       Jaffee
                       1993 Annuity
                       Trust dated
                       5/17/93.

                       197,500 shares
                       are in the form
                       of employee stock
                       options
                       exercisable within
                       60 days of the date
                       of this filing.

                       4,250 shares are
                       in the form of
                       employee stock
                       options exercisable
                       by spouse, Heidi M.
                       Jaffee, within 60
                       days of the date
                       of this filing.

                       Mrs. Jaffee has
                       voted her shares
                       consistent with Mr.
                       Jaffee's voting.
===============================================================================

1. For Reporting Person Susan Jaffee Hardin, Amendment No. 4 to this Schedule 13D inadvertently omitted 907 Class B Shares in the form of employee stock options held by Richard V. Hardin, the spouse of the Reporting Person. Mr. Hardin's right to exercise these options vested in September 2004. These 907 Class B Shares are included in all tables in this Amendment No. 5.

2. For Reporting Person Susan Jaffee Hardin, Amendment No. 4 to this Schedule 13D inadvertently listed as beneficially owned 2,500 Common Shares in the form of employee stock options held by Richard V. Hardin, the spouse of the Reporting Person; however, Mr. Hardin's right to exercise these options had expired August 29, 2004.


           (b) The voting power and power of disposition of each person named in
           Item 2 is shown below.

================================================================================
                                                   Sole      Shared  Detail of
             Sole      Shared                      Dispos    Dispos- Shared
             Voting    Voting   Detail of Shared   itive     itive   Dispositive
             Power     Power    Voting Power       Power     Power   Power
Name
--------------------------------------------------------------------------------
Jaffee       1,000,000         0                   1,000,000      0
Investment   Class B                               Class B
Partnership, Shares                                Shares
LP
--------------------------------------------------------------------------------
Richard M.   231,615  93,814   93,714 Class B      231,615   100       Held in
Jaffee       Class B  Class    shares held by      Class B   Class     joint
             Shares   B Shares spouse, Shirley H.  Shares    B Shares  tenancy
                               Jaffee, as trustee                      with
                               under the Shirley                       spouse.
                               H. Jaffee
                               Declaration of
                               Trust of 7/12/93.
                               Mrs. Jaffee has
                               voted these shares
                               consistent with
                               Mr. Jaffee's voting.

                               100 Class B Shares
                               held in joint
                               tenancy with
                               spouse.
--------------------------------------------------------------------------------
Shirley H.    93,714  100      Held in joint        93,714   100       Held in
Jaffee       Class B  Class    tenancy with        Class B   Class     joint
             Shares   B Shares spouse.             Shares    B Shares  tenancy
                                                                       with
             *Voting                                                   spouse.
             of these
             shares
             has been
             consistent
             with Mr.
             Richard
             M.
             Jaffee's
             voting
             of his
             shares.
--------------------------------------------------------------------------------
Susan         30,062  12,000  Class B Shares        30,062   100      Held in
Jaffee       Class B  Class B owned by Spouse,     Class B  Common    joint
Hardin       Shares   Shares  Richard V. Hardin.   Shares   Shares    tenancy
                                                                      with
                      35,653  Common Shares                           spouse.
                      Common  consist of 100
                      Shares  shares held in
                              joint tenancy with
                              spouse and 35,553
                              shares owned by
                              spouse, Richard V.
                              Hardin, as trustee
                              under the Richard
                              V. Hardin
                              Declaration of
                              Trust dated
                              2/24/2003.

                              Mr. Hardin has
                              voted his shares
                              consistent with
                              Ms. Hardin's voting.



================================================================================

================================================================================
Karen         36,616   65,301   Class B Shares      36,616   301       Held in
Jaffee       Class B   Class    consist of 301      Class B  Class     joint
Cofsky       Shares    B Shares shares held in      Shares   B Shares  tenancy
                                joint tenancy with                     with
                                spouse and 65,000                      spouse.
                                shares owned by
                 59             spouse, Thomas F.       59
             Common       410   Cofsky.             Common
             Shares    Common                       Shares
                       Shares   Common Shares
                                owned by spouse,
                                Thomas F. Cofsky.

                                Mr. Cofsky has
                                voted his shares
                                consistent with
                                Mrs. Cofsky's voting.
--------------------------------------------------------------------------------
Nancy E.     28,931      100    Held in joint      28,931    100       Held in
Jaffee      Class B  Class B    tenancy with       Class B   Class B   joint
             Shares  Shares     spouse.            Shares    Shares    tenancy
                                                   (1)                 with
                          4                             4              spouse.
                     Common                        Common
                     Shares                        Shares
--------------------------------------------------------------------------------
Daniel S.   231,085   4,352     Class B Shares      231,085   100      Held in
Jaffee      Class B   Class B   consist of 100      Class B   Class B  joint
            Shares    Shares    shares held in      Shares    Shares   tenancy
                                joint tenancy with                     with
             4,900              spouse and 4,252    4,900              spouse.
             Common      666    shares owned by     Common
             Shares   Common    spouse, Heidi M.    Shares
                      Shares    Jaffee.

                                Common Shares are
                                owned by spouse,
                                Heidi M. Jaffee.

                                Mrs. Jaffee has
                                voted her shares
                                consistent with
                                Mr. Jaffee's voting.
================================================================================

1. For Reporting Person Nancy E. Jaffee, Amendment Nos. 2, 3 and 4 to this
   Schedule 13D inadvertently understated by 900 Shares her Class B Shares held with sole dispositive power. The correct number of such Class B Shares is 28,931 and is reported in this Amendment No. 5.

           (c) Transactions in last 60 days for each person named in Item 2 are shown below.

=========================================================================
                        # of
Name             Date   Securities    Nature of Transaction
                        Involved
-------------------------------------------------------------------------
Daniel S. Jaffee 10/26/ 868 Class B   Transfer of 434 shares from
                 2004   Shares        Richard M. Jaffee Annuity Trust
                                      (Daniel S. Jaffee, Trustee) to
                                      Richard M. Jaffee Revocable
                                      Trust; Transfer of 434 shares
                                      from Shirley H. Jaffee Annuity
                                      Trust (Daniel S. Jaffee, Trustee)
                                      to Shirley H. Jaffee Declaration
                                      Trust.
-------------------------------------------------------------------------
Richard M.       10/26/ 434 Class B   Receipt by Richard M. Jaffee
Jaffee           2004   Shares        Revocable Trust of 434 shares
                                      from Richard M. Jaffee Annuity
                                      Trust (Daniel S. Jaffee, Trustee).
-------------------------------------------------------------------------
Shirley H.       10/26/ 434 Class B   Receipt by Shirley H. Jaffee
Jaffee           2004   Shares        Declaration Trust of 434 shares
                                      from
                                      Shirley H. Jaffee Annuity Trust
                                      (Daniel S. Jaffee, Trustee).
=========================================================================


           (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such securities.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                The Rule 10b5-1 Sales Plan adopted by Daniel S. Jaffee on October 15, 2004 was terminated on by letter dated October 21, 2004, prior to any transactions being made under that Plan.

                The Rule 10b5-1 Sales Plan adopted by Thomas F. Cofsky on March 23, 2004, provides that Mr. Cofsky will exercise employee stock options to purchase up to 20,000 shares of Oil-Dri Class B Stock between April 1, 2004 and March 31, 2005, if the price of Oil-Dri Common Stock reaches various limits as stated in the Plan. The shares acquired upon option exercise pursuant to the Plan will be converted to Common Stock and sold and a portion of the sale proceeds used to pay the option exercise price and Mr. Cofsky's tax obligation.

                The Limited Partnership Agreement ("Agreement") of the Jaffee Investment Partnership, L.P. provides that, subject to the limitations of the Agreement, the General Partners manage the partnership business, with all rights and powers of general partners as provided in the Delaware Revised Uniform Partnership Act. It further provides that certain decisions (distributions to Partners, sale, assignment or mortgage of, grant of security interest in, or pledge of, a Partnership Interest, borrowing, or lending, or purchasing of any security) cannot be made and, unless otherwise specifically provided in the Agreement, other decisions and acts cannot be taken, unless approved by a majority of the Units held by General Partners; no General Partner holds more than three of the outstanding ten Units. It grants the power and authority over day-to-day decisions to Richard M. Jaffee as Managing General Partner. (Day-to-day decisions include the investment and reinvestment of Partnership assets in any property, including stock of any corporation, and execution of any documents deemed by the Managing General Partner to be necessary for the Partnership to conduct its business.) (See Exhibit 2 to the initial filing of this
           Schedule 13D, incorporated herein by reference.) Based upon consultation with counsel, the Partnership and its General Partners concluded that the initial filing of the Schedule 13D incorrectly characterized the Partnership and its General Partners as a group, and Amendment No. 1 corrected that characterization. See SOUTHLAND CORPORATION, SEC No Action Letter (1987).

                The Agreement is not clear as to whether Richard M. Jaffee, as the Managing General Partner, has the power to unilaterally dispose of or vote Oil-Dri stock held by the Partnership, and as to whether, if he has such power, it can be overridden by action of the General Partners by a majority of the Units. Accordingly, based on consultation with counsel, Mr. Jaffee acknowledges the possibility, for purposes of Regulation 13D, that he could be deemed to beneficially own, but disclaims ownership of, the Partnership's 1,000,000 shares of Class B Common Stock (and the 1,000,000 shares of Common Stock into which such Class B Common Stock is convertible), which would be in addition to the Class B Common Stock and Common Stock otherwise shown herein as owned by him.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 1 Exhibit Pursuant To Article 13D-1 (k)(1)(iii) Exhibit 2 Letter dated October 21, 2004 terminating
                        Rule 10b5-1 Sales Plan adopted by
                     Daniel S. Jaffee on October 15, 2004
           Exhibit 3 Rule 10b5-1 Sales Plan adopted by
                     Daniel S. Jaffee on October 15, 2004 (1)
           Exhibit 4 Rule 10b5-1 Sales Plan adopted by
                     Daniel S. Jaffee on March, 23, 2004,
                     as modified April 20, 2004 (2)
           Exhibit 5 Rule 10b5-1 Sales Plan adopted by
                     Thomas F. Cofsky on March 23, 2004 (3)
           Exhibit 6 Jaffee Investment Partnership, L.P.
                     Partnership Agreement (4)
           Exhibit 7 First Amendment to the Jaffee Investment
                     Partnership, L.P. Partnership Agreement (5)
           Exhibit 8 Power of Attorney (6)

           1 Incorporated by reference to Amendment No. 4 to Schedule 13D, dated and filed October 20, 2004 by the Reporting Persons. There were no transactions under this Plan.

           2 Incorporated by reference to Amendment No. 3 to Schedule 13D, dated and filed June 14, 2004 by the Reporting Persons. The referenced Plan expired on June 30, 2004 and Daniel S. Jaffee entered into a materially similar Plan on July 1, 2004 which expired October 22, 2004. There were no transactions under either of these Plans.

           3 Incorporated by reference to Amendment No. 3 to Schedule 13D, dated and filed June 14, 2004 by the Reporting Persons.

           4 Incorporated by reference to Schedule 13D, dated January 19, 1998, filed January 21, 1998 by the Reporting Persons.

           5 Incorporated by reference to Amendment No. 2 to Schedule 13D, dated and filed February 19, 1999 by the Reporting Persons.

           6 Incorporated by reference to Amendment No. 1 to Schedule 13D, dated November 9, 1998, filed November 10, 1998 by the Reporting Persons.

                This Amendment No. 5 to Schedule 13D is filed on behalf of all of the persons identified on the Cover Page as Reporting Persons and includes, as Exhibit 1 attached, the agreement of all of those persons that such statement is filed on behalf of each of them. This Amendment also amends the Schedule 13D filed solely by Mr. Richard M. Jaffee, which was last previously amended on February 19, 1999 by Amendment No. 4 to this Schedule 13D, filed October 20, 2004.


                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2004


JAFFEE INVESTMENT PARTNERSHIP, L.P.


By
          /s/ RICHARD M. JAFFEE *
       ---------------------------------------
       Richard M. Jaffee
       Managing General Partner


          /s/ RICHARD M. JAFFEE *
       ---------------------------------------
       Richard M. Jaffee


          /s/ SHIRLEY H. JAFFEE *
       ---------------------------------------
       Shirley H. Jaffee


          /s/ SUSAN JAFFEE HARDIN *
       ---------------------------------------
       Susan Jaffee Hardin


          /s/ KAREN JAFFEE COFSKY *
       ---------------------------------------
       Karen Jaffee Cofsky


          /s/ NANCY E. JAFFEE *
       ---------------------------------------
       Nancy E. Jaffee


          /s/ DANIEL S. JAFFEE *
       ---------------------------------------
       Daniel S. Jaffee






* By
          /s/ MARYON GRAY
       ---------------------------------------
       Maryon Gray, by Power of Attorney

          EXHIBIT 1 PURSUANT TO RULE 13d-1 (k) (iii) TO SCHEDULE 13D
                        OIL-DRI CORPORATION OF AMERICA
                 FOR JAFFEE INVESTMENT PARTNERSHIP, L.P. ET AL


The statement on Schedule 13D for Jaffee Investment Partnership, L.P. and each of the undersigned is filed on behalf of Jaffee Investment Partnership, L.P. and each of the undersigned.

Date: November 5, 2004

JAFFEE INVESTMENT PARTNERSHIP, L.P.


By
          /s/ RICHARD M. JAFFEE *
       ---------------------------------------
       Richard M. Jaffee
       Managing General Partner


          /s/ RICHARD M. JAFFEE *
       ---------------------------------------
       Richard M. Jaffee


          /s/ SHIRLEY H. JAFFEE *
       ---------------------------------------
       Shirley H. Jaffee


          /s/ SUSAN JAFFEE HARDIN *
       ---------------------------------------
       Susan Jaffee Hardin


          /s/ KAREN JAFFEE COFSKY *
       ---------------------------------------
       Karen Jaffee Cofsky


          /s/ NANCY E. JAFFEE *
       ---------------------------------------
       Nancy E. Jaffee


          /s/ DANIEL S. JAFFEE *
       ---------------------------------------
       Daniel S. Jaffee





* By
          /s/ MARYON GRAY
       ---------------------------------------
       Maryon Gray, by Power of Attorney

                                    EXHIBIT 2





October 21, 2004


VIA FACSIMILE & REGULAR MAIL

Suzanne Levirne
Executive Financial Services Department
Smith Barney
388 Greenwich Street, 18th Floor
New York, NY  10013
Fax:  212-816-1164

RE:   10b5-1 Termination of Sales Plan Dated October 15, 2004
      SB Account # 383-1D640-15-246
      Issuer:  Oil-Dri Corporation of America (ODC)

Dear Ms. Levirne:

I wish to terminate my Rule 10b5-1 Sales Plan dated October 15, 2004 with Smith Barney ("SB"). I understand that this termination will be effective no later than October 25, 2004.

This will confirm that, as of the date of this letter of termination, I am not aware of any material non-public information with respect to ODC (Issuer) or its common stock. Please have an authorized representative of SB countersign this letter of termination.

Sincerely,

/S/  DANIEL S. JAFFEE
-------------------------
Seller - Daniel S. Jaffee

Acknowledged by:

/S/  MARYON GRAY
-------------------------
Authorized Issuer's Representative
Maryon Gray


Accepted and Agreed to:
Smith Barney

/S/  SUZANNE LEVIRNE
-------------------------
Suzanne Levirne
Smith Barney, a division and servicemark of Citigroup Global Markets, Inc.